Exhibit 99.1

Talisman Energy Second Quarter Results
Solid Performance from Two Core Areas
Q2 Cash Flow $526 million

CALGARY, Alberta – July 31, 2013 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) has reported its operating and financial results for the second quarter of 2013. All values in this release are in US$ unless otherwise stated.

2013 Second Quarter Overview

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Production averaged 361,000 boe/d, down 3% from the previous quarter. Operational performance in Talisman’s two core areas, the Americas and Asia-Pacific, was strong during the quarter. Planned turnarounds and unplanned downtime in the non-core North Sea, production restrictions in Algeria and natural declines in North America were partially offset by new oil production from HST/HSD in Vietnam and production growth in the Eagle Ford.

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Cash flow1 was $526 million, up 2% relative to the previous quarter. Increased liquids volumes in Vietnam and the Eagle Ford and lower royalties in Malaysia were partially offset by lower North Sea production and oil prices.

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Net income was $97 million, compared to a net loss of $213 million in the first quarter. This was primarily a result of mark-to-market gains from the company’s active hedging program and gains from the sale of non-core assets in Canada and Indonesia.

•	In Vietnam, the HST/HSD oil field development came on stream in May, ahead of schedule and under budget. The field is currently producing 12,000 bbls/d (net to Talisman).

•
In the Eagle Ford, production increased by 22% relative to the previous quarter, averaging 25,000 boe/d (net to Talisman). Production averaged 28,000 boe/d (net to Talisman) during the last month of the quarter.

•
As part of the company’s planned $2-3 billion divestment program, Talisman has commenced a sales process for its Norway, Montney and North Duvernay assets, as well as its equity stake in the Ocensa pipeline in Colombia.

•
Talisman completed a bolt-on acquisition of a 55% working interest and operatorship in Block 07/03 offshore Vietnam, which includes the Red Emperor oil discovery, for a cash consideration of $95 million.

1 The term “cash flow” is a non-GAAP measure.  Please see the advisories and reconciliations elsewhere in this news release.

•	In Kurdistan, the Kurdamir-3 well has been cased, cored and logged, with encouraging results. Drill stem testing is now underway, with results expected in the third quarter.

•	In addition to the appointment of Brian Levitt in the first quarter, Talisman has appointed Thomas Ebbern and Henry Sykes to the company’s Board of Directors.

“We continue to make steady progress against our four priorities, and the underlying performance of our core business in the Americas and Asia-Pacific is strong,” said Hal Kvisle, President and CEO. “These regions represent the company’s future; we remain focused on operating efficiencies, cost management and capital investment performance.

“In North America, we have improved operational execution across the portfolio with strong results in Western Canada, the Marcellus and the Eagle Ford plays. Our Marcellus team has sustained production with very little capital investment over the past year, and we are now ready to resume drilling and development activity in response to stronger forward market gas prices. In the Eagle Ford, we continue to drill and complete wells more efficiently, allowing us to reduce our rig count while growing our production volumes at lower capital costs. In Canada, we have advanced our technical understanding of the Montney and Duvernay shale plays, achieving better production rates, higher ultimate recoveries and lower full cycle costs. In our core Edson region, we are successfully developing the Wild River rich gas play, initiating activity in the Wilrich and improving our liquid recoveries through commitments to a deep cut extraction plant in the area.

“Asia-Pacific continues its strong performance against a backdrop of relatively high natural gas prices. During the quarter, we successfully brought our HST/HSD oil fields offshore Vietnam on stream, adding 12,000 bbls/d of high value light oil production. We continue to pursue oil and gas field development opportunities in Vietnam, Malaysia and Indonesia that are close to our existing operations.

“Year to date, our daily production is approximately 365,000 boe/d and we have generated over $1 billion in cash flow. At the mid-point of the year, we have reviewed our guidance numbers. We expect to increase production in the second half of the year in the Americas and Asia-Pacific, and we expect to meet or exceed our production guidance in those core regions. We continue to experience production issues from our mature North Sea assets, and we are reducing our full-year North Sea production forecast by about 9,000 boe/d. We are working with our joint venture partners to resolve these issues and sustain our North Sea production, but it will take time and require ongoing capital investment.

“Accordingly, we are revising our 2013 production guidance to the lower end of the 375-395,000 boe/d range. We now expect cash flow to be between $2.1-2.3 billion for the year.

“Capital spending2 is expected to come within the $3 billion target set out in March (+/- 5%). We have been more efficient in our capital spending in North America, and this has allowed us to fund incremental capital investment opportunities in both the Americas and Asia-Pacific.

2   The term “capital spending” is a non-GAAP measure. Please see the advisories and reconciliations elsewhere in this news release.

“We are making good progress on the organizational front, improving the way we work and reducing our cost structure throughout the company.

“We are actively pursuing non-core asset sales in the Americas and in the North Sea. During the quarter, we opened a data room for our Norway business, we are marketing our equity stake in the Ocensa pipeline in Colombia, we opened a data room for our North Duvernay lands, and we continue discussions with prospective LNG developers with respect to our large Montney positions.

“We have taken steps to renew and strengthen our Board of Directors through the appointment of Brian Levitt, Tom Ebbern and Henry Sykes. Our new directors bring extensive energy, capital markets and leadership experience to our Board, and we look forward to their contributions.

“We are committed to sustaining production from core assets, improving the profitability of every barrel we produce, and focusing our capital program on opportunities that fit with our capabilities and existing operations. We have made significant progress over the past nine months, and we look forward to strong results in the second half of 2013.”

2013 Production Guidance

Below is the company’s revised production guidance table for 2013. Talisman expects continued strong performance from its two core areas, with production and liquids momentum in the second half of the year.

Region	Product	Initial Full-Year Production Guidance	1H Actual	2H Guidance	Revised Full-Year Guidance*
North America	Total mboe/d	170-176	174	185	180
Southeast Asia	Total mboe/d	130-138	130	135	132
Colombia	Total mboe/d	~20	18	18	18
Algeria	Total mboe/d	~14	10	12	11
North Sea	Total mboe/d	41-46	35	33	34
Total	Liquids mbbls/d	140-150	127	137	132
	Gas mmcf/d	1,405-1,470	1,438	1,476	1,457
	Total mboe/d	375-395	367	383	375

*Revised full-year guidance figures are approximate.

Financial Results

Effective January 1, 2013, Talisman adopted new rules under IFRS for investments in its UK and Equión joint ventures. The after tax operating results of these joint ventures are now disclosed as a single line “income (loss) from joint ventures and associates.” For more information, please see notes 4 and 8 to the company’s interim condensed Consolidated Financial Statements and the Adoption of New Accounting Standards section in the interim MD&A. For comparative purposes, Talisman has included non-GAAP figures in this press release, which include results from the UK and Equión joint ventures.

Table includes results from Talisman Sinopec Energy UK Limited (TSEUK) and Equión Energía Limited (Equión)

June 30	Q2 13	Q1 13	Q2 12
Cash flow ($ million)	526	517	803
Cash flow per share3	0.51	0.50	0.78
Earnings (loss) from operations3($ million)	(27)	(60)	71
Earnings (loss) from operations per share3	(0.03)	(0.06)	0.07
Net income (loss) ($ million)	97	(213)	196
Net income (loss) per share	0.09	(0.21)	0.19
Average shares outstanding – basic (million)	1,030	1,027	1,026

Cash flow for the quarter was $526 million, up 2% from the previous quarter. Lower North Sea production and oil prices were offset by higher realized natural gas prices in North America, lower royalties in Asia-Pacific and gains from held for trading financial instruments. Compared to the same period last year, cash flow is down 34%, largely due to the sale of a 49% equity interest in Talisman’s UK North Sea business in December 2012.

The company recorded a loss of $27 million (on a non-GAAP basis) from operations, excluding non-operational items, compared to a loss of $60 million in the first quarter.

Net income was $97 million, compared to a net loss of $213 million in the first quarter. This was primarily a result of mark-to-market gains from the company’s active hedging program and gains from the sale of non-core assets in Canada and Indonesia.

Year to date, capital spending is $1.6 billion, nearly 25% lower than the first six months of 2012. Net debt3 at June 30, 2013 was $4.6 billion. Talisman expects to use proceeds from initial dispositions to reduce net debt, with a 2014 debt to cash flow target range of 1.5 or less.

3 The terms “earnings (loss) from operations”, “earnings (loss) from operations per share”, “cash flow per share” and “net debt” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this news release.

Netbacks

The North Sea results include the UK and Norway, and “Other” results include Colombia and Algeria.

June 30	Q2 13	Q1 13	Q2 12
WTI benchmark ($/bbl)	94.22	94.37	93.53
Brent benchmark ($/bbl)	102.44	112.55	108.33
NYMEX benchmark ($/mmbtu)	4.09	3.35	2.26
Oil and liquids netback ($/bbl)
North America Southeast Asia North Sea Other	36.45	37.69	37.76
	29.66	28.06	42.56
	17.96	45.05	49.42
	57.74	63.02	64.09
Total oil and liquids ($/bbl)	33.13	41.02	47.83
Natural gas netback ($/mcf)
North America Southeast Asia North Sea Other	1.72	1.21	0.37
	5.59	5.70	5.80
	13.71	6.04	5.66
	1.86	2.24	1.53
Total natural gas ($/mcf)	3.20	2.93	2.25
Total company netback ($/boe)	24.06	25.67	26.20

WTI prices remained flat quarter over quarter, averaging $94.22/bbl, but are up slightly year over year. NYMEX natural gas prices rose 22% to an average of $4.09/mmbtu for the quarter.

The company’s average gross netback was down 6% quarter over quarter. Lower liquids prices in Asia-Pacific and higher operating costs in the North Sea were offset in part by lower average royalty rates. Year over year, Talisman’s average gross netback is down 8%, principally due to higher royalties and lower realized prices, partially offset by lower operating costs.

Oil and liquids netbacks are down 19% for the quarter as a result of a 9% decrease in Brent oil prices, combined with higher average royalty rates and higher unit operating costs in the North Sea driven by lower volumes due to turnarounds.

In North America, the company’s realized natural gas price is up 18% from the previous quarter and 83% from the same period last year behind strengthening NYMEX and AECO prices. As a result, gas netbacks in North America are up 42% from the first quarter and have more than quadrupled over the same period last year.

In Asia-Pacific, the company’s gas netbacks were slightly lower quarter over quarter. Lower royalty rates were partially offset by lower realized natural gas prices, which were down 7% from the previous quarter to an average of $9.51/mcf.

Production

Table includes Talisman’s share of production from subsidiaries and equity-accounted entities.

June 30	Q2 13	Q1 13	Q2 12
Oil and liquids (mbbls/d)
North America	33	29	28
Southeast Asia	43	41	41
North Sea*	30	37	70
Other (including Colombia and Algeria)	20	22	22
Total oil and liquids (mbbls/d)	126	129	161
Natural gas (mmcf/d)
North America	846	875	1,039
Southeast Asia	519	531	528
North Sea*	6	16	32
Other (including Colombia and Algeria)	43	39	43
Total natural gas (mmcf/d)	1,414	1,461	1,642
Total (mboe/d)	361	372	435
Assets sold (mboe/d)
North America	-	-	6
North Sea	-	-	25
Southeast Asia	1	4	3
Production from ongoing operations (mboe/d)	360	368	401
*UK North Sea equity interest reduced to 51% in December 2012.

Year over year production is down primarily due to the sale of a 49% equity interest in Talisman’s UK North Sea business in December 2012. Production from ongoing operations averaged 360,000 boe/d, down 2% from the previous quarter. Increased liquids production from HST/HSD in Vietnam and the Eagle Ford in North America were offset by planned turnarounds and unplanned downtime in the North Sea and natural declines in North America.

Natural gas volumes in North America were lower than the previous quarter (approximately 30 mmcf/d) due to natural declines and lower capital spending in the Marcellus and conventional assets in Canada. In Asia-Pacific, natural gas production was slightly lower than the previous quarter as a result of the Offshore North West Java (ONWJ) sale and planned maintenance in Malaysia and Indonesia. This was partially offset by increased demand for gas from Corridor.

The Americas

North America

Production

June 30	Q2 13	Q1 13	Q2 12
Gas
Edson-Duvernay-Montney	349	360	406
Marcellus	426	442	545
Eagle Ford	50	51	39
Other	21	22	25
Gas from ongoing operations (mmcf/d)	846	875	1015
Liquids
Edson-Duvernay-Montney	5	6	7
Eagle Ford	17	12	7
Chauvin	11	11	12
Liquids from ongoing operations (mbbls/d)	33	29	26
Assets sold (mboe/d)	-	-	6
Total North America gas production (mmcf/d)	846	875	1039
Total North America liquids production (mbbls/d)	33	29	28
Total North America production (mboe/d)	174	175	201

Production in North America averaged 174,000 boe/d, relatively unchanged quarter over quarter as growth in liquids production in the Eagle Ford offset natural gas declines. The company continues to direct the vast majority of capital towards oil and liquids-rich opportunities. Given the favorable gas price environment and Talisman’s low development costs, the company will also be funding additional well completions and tie-ins in the Marcellus.  Talisman expects full-year North American production to be approximately 180,000 boe/d, exceeding original guidance, and to come in near the top end of its liquids range of 30,000–35,000 bbls/d.

In the Eagle Ford, Talisman’s production was up 22% from the previous quarter to 25,000 boe/d (net to Talisman), with liquids volumes up 42% from 12,000 boe/d to 17,000 boe/d. During the quarter, Talisman brought on stream 53 gross operated wells and three new facilities, with total gross processing capacity of 20,000 bbls/d of liquids and 120 mmcf/d of gas. However, production was constrained due to the temporary shut-in of some production facilities to accommodate the large number of new wells being tied-in, poor weather conditions, and some wells being temporarily shut-in due to liquids loading in well bores. Transition of operatorship to Statoil in the eastern half of the asset has been successfully completed, in accordance with the joint venture agreement.

The company continues to make significant improvements to operational efficiency in the Eagle Ford, and has reduced drilling cycle times to 21 days and lowered drilling and completing costs to approximately $8 million per well. As a result, Talisman and Statoil were able to further reduce rig count by one, to five rigs while remaining on track to deliver the same amount of drilled wells for the year.

In the Marcellus, production for the quarter averaged 426 mmcf/d, down 4% from the previous quarter due to natural declines. However, production optimization activities continue to improve underlying base declines.

As a result of the company’s strong competitive position in the Marcellus, Talisman has allocated an additional $50 million of capital to complete 20 gross wells from its current inventory of 70 drilled but uncompleted wells. Talisman expects annualized production from the Marcellus to be 440-450 mmcf/d.

In the southern portion of the liquids-rich Duvernay, operations were largely suspended in the second quarter due to spring break-up. The company is currently drilling the final well of its 2013 program, has commenced completion activities on one well and plans to complete the second well before year-end.

In the Montney, production remained flat quarter over quarter, averaging 72 mmcf/d, with minimum capital investment. Development drilling in Farrell Creek from multi-well pads continues, and the company has prepared 27 wells to complete in 2013. Significant operational progress continues to be made, with second quarter average cycle time down to 32 days, compared to 40 days for 2012. For the remainder of the year, the company will operate two rigs in Farrell Creek, with a third rig drilling vertical appraisal wells in the Cypress area. This vertical well data, along with continuing performance from the company’s five producing horizontal wells and the results of an ongoing 3D seismic program, will further enhance Talisman’s understanding of the area for future development.

In the Greater Edson area, the third party deep cut processing plant at Wild River continues to progress on budget and ahead of schedule, and is now expected to be on stream late in the third quarter. Once on stream, natural gas liquids volumes from the deep cut plant are expected to be 4,000 boe/d net to Talisman (approximately 70% ethane). The company plans to drill three horizontal wells to evaluate its land position in the liquids-rich Wilrich formation in the second half of the year, with volumes to be processed through the Talisman-owned Edson facility. As part of its strategic priority to improve operational performance, the company reduced downtime of planned turnarounds at Edson and Wild River, resulting in higher than expected production for the quarter.

In the Chauvin area, an 18-well infill drilling program commenced in June.

Colombia

Second quarter production averaged 18,000 boe/d. Planned activity at CPO-9 and CPE-6 has been delayed due to ongoing community and surface access issues. Talisman is actively engaged with its partners and the Colombian authorities to address these issues.

In the heavy oil region, Equión’s seven-well appraisal program in block CPO-9 continues. Three wells have been completed and are now testing. Two wells are currently being drilled and two additional wells are planned for the second half of the year.

In the foothills region, testing of the Huron-2 well in the Niscota block is in the final stages, with encouraging results confirming a gas/condensate discovery. Following testing, Equión will define a development plan. Drilling of the Huron-3 well is ongoing, and Equión expects to reach target depth by the end of the year. At Piedemonte, Equión’s facilities expansion project has been delayed due to community and surface access issues.

Talisman, along with three other partners, is actively marketing their combined 27% stake in the Ocensa pipeline (Talisman’s ownership position is approximately 12%). A data room has been opened and discussions with interested parties are ongoing. Talisman plans to retain its rights to pipeline capacity.

Asia-Pacific

Production

June 30	Q2 13	Q1 13	Q2 12
Malaysia liquids (mbbls/d)	20	20	16
Malaysia gas (mmcf/d)	124	132	121
Malaysia total (mboe/d)	40	42	37
Indonesia liquids (mbbls/d)	10	11	10
Indonesia gas (mmcf/d)	391	397	407
Indonesia total (mboe/d)	76	77	78
Vietnam liquids (mbbls/d)	6	2	2
Vietnam gas (mmcf/d)	4	2	-
Vietnam (mboe/d)	7	2	2
Australia (mboe/d)	7	8	13
Southeast Asia total (mboe/d)	130	129	130
Algeria (mboe/d)	9	11	13
Asia-Pacific Total (mboe/d)	139	140	143

Production averaged 139,000 boe/d in the second quarter, in line with the previous quarter. Early production from the HST/HSD oil fields in Vietnam was offset by temporary production restrictions in Algeria, operational issues and natural declines in Australia, planned turnarounds across the region, and the completion of the ONWJ sale in Indonesia.

Natural gas production for the quarter averaged 519 mmcf/d with prices averaging $9.51/mcf. Gas production is down 2% from the previous quarter, following planned turnarounds in Malaysia and Indonesia, partially offset by higher production at Corridor due to strong domestic demand.

In Vietnam, HST/HSD commenced production in mid-May. The project came on stream under budget and ahead of schedule, and is currently producing 12,000 bbls/d of oil net to Talisman. Overall production averaged 7,000 bbls/d, significantly higher than the previous quarter and the same period last year. In July, Talisman acquired a 55% stake in Block 07/03 offshore Vietnam. The block is adjacent to the company’s existing position in the Nam Con Son Basin and provides access to the Red Emperor oil discovery and upside appraisal and exploration potential.

In Malaysia, production was down 5% over the previous quarter to 40,000 boe/d, following planned turnarounds at a gas export platform, which have continued into the third quarter. Production is expected to increase in the fourth quarter, driven by a Kinabalu well work-over and infill drilling programs planned for the third quarter. Talisman continues to leverage the upside potential between Kinabalu and the adjacent Sabah Basin through ongoing exploration.

In Indonesia, production for the quarter averaged 76,000 boe/d, 1% lower than last quarter and 3% lower than the previous year. Production was down due to planned turnarounds at Jambi Merang and Tangguh, and the completion of the ONWJ sale. This was partially offset by higher production from Corridor due to the start of partial production from the Letang Tengah Rawa Optimization project, and stronger domestic demand.

Production in Australia/Timor Leste averaged 7,000 boe/d, down 13% from the first quarter, partially due to reduced gas lift in the K-3 well. Production is down year over year due to natural declines.

In Algeria, production was down quarter over quarter to 9,000 boe/d, due to temporary production restrictions imposed by the Algerian regulators, and ongoing commissioning delays. Discussions with both the operator and the Algerian authorities are underway, and the company expects restrictions to be removed later this year.

Other Operating Areas

North Sea

Talisman’s share of UK production averaged 17,000 boe/d, down 19% from the previous quarter, as operations were negatively affected by scheduled turnarounds and continued facilities issues, amplified by industry-wide helicopter restrictions that have hampered the joint venture’s ability to complete necessary repair work. The joint venture partners are working diligently to address operational issues, and are investing in facilities upgrades to increase uptime and improve reliability. It will take time to address these issues and stabilize production.

In Norway, average daily production was 13,000 boe/d, down 30% from the first quarter due to planned turnarounds and lower than expected performance of the Varg infill wells and at the Veslefrikk and Gyda fields.

Infill wells are being drilled at Gyda South and Brage.

With Talisman’s North Sea business no longer considered a core area, the company has announced a sales process to exit Norway.

Kurdistan Region of Iraq

In Kurdistan, the company’s K-3 appraisal well reached target depth in June and has been cased, cored and logged. Oil shows and supportive log data indicative of oil were recorded over the majority of the penetrated Kurdamir-3 Oligocene section. Based on initial logging results, the company believes the lowest known oil could extend approximately 150 metres deeper than was proven in the Kurdamir-2 well. Drill stem testing of the K-3 continues, with test results expected in the third quarter.

The 3D seismic acquisition program over the Topkhana and Kurdamir blocks is ongoing. Construction of the Topkhana-2 wellsite is underway, with an expected spud date early in the fourth quarter. The company is currently looking at options to monetize a portion of its net working interest in Topkhana, which will also reduce its capital exposure going forward.

Common Share and Preferred Share Dividend Declaration

The company has declared a quarterly dividend on the company's common shares of $0.0675 per share. The dividend will be paid on September 30, 2013 to shareholders of record at the close of business on August 16, 2013.

The company has also declared a quarterly dividend of CAD$0.2625 on its Cumulative Redeemable Rate Reset First Preferred Shares, Series 1. The dividend will be paid on September 30, 2013 to shareholders of record at the close of business on August 16, 2013.

Adoption of Advance Notice By-Law

 Talisman’s board of directors has adopted By-Law No. 2, which requires advance notice to the company in circumstances where nominations of persons for election as a director of the company are made by shareholders. The terms of the by-law are in line with those advance notice by-laws adopted by a majority of the S&P/TSX Composite Index companies in the past year, which have been endorsed by proxy advisory firms and approved overwhelmingly by their shareholders.

The by-law fixes a deadline by which shareholders must submit a notice of director nominations to the company prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information that a shareholder must include in the notice for it to be valid. The by-law facilitates an orderly and efficient annual or special meeting process and it ensures that all shareholders receive adequate notice of director nominations with sufficient information with respect to all nominees. This allows the company and its shareholders to evaluate the proposed nominees' qualifications and suitability as directors, which further allows shareholders to cast an informed vote for the election of directors.

The by-law is effective immediately. At the next meeting of shareholders, shareholders will be asked to confirm and ratify the by-law. A copy of the by-law has been filed and is available under the company’s profile at www.sedar.com.

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:	Shareholder and Investor Inquiries:
Phoebe Buckland	Lyle McLeod
Manager, External Communications	Vice-President, Investor Relations
Phone: 403-237-1657	Phone: 403-767-5732
E-mail: tlm@talisman-energy.com	E-mail: tlm@talisman-energy.com

Forward-Looking Information

This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy, priorities and plans; expected production; expected cash flow; expected capital spending; planned increase in investment in the Marcellus; expected drilling activity in the Americas; expected completions in the Montney; expected timing and capacity of the deep cut processing plant at Wild River; expected sales or joint ventures; expected lifting of restrictions in Algeria; expected well test results in Kurdistan; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.  The company priorities disclosed in this news release are objectives only and their achievement cannot be guaranteed.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.  Forward-looking information for periods past 2013 assumes escalating commodity prices.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; risks associated with project management, project delays and/or cost overruns; uncertainty related to securing sufficient egress and access to markets; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities; risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates; the outcome and effects of any future acquisitions and dispositions; health, safety, security and environmental risks, including risks related to the possibility of major accidents; environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing; uncertainties as to the availability and cost of credit and other financing and changes in capital markets; risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption); risks related to the attraction, retention and development of personnel; changes in general economic and business conditions; the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and results of the Company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results or strategy are included in Talisman’s most recent Annual Information Form. In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Unless the context indicates otherwise, references in this news release to “Talisman” or the “company” include, for reporting purposes only, the direct or indirect subsidiaries of Talisman Energy Inc. and the partnership interests held by Talisman Energy Inc. and its subsidiaries unless stated otherwise. Such use of “Talisman” or the “company” to refer to these other legal entities and partnership interests does not constitute waiver by Talisman Energy Inc. or such entities or partnerships of their separate legal status, for any purpose.

Oil and Gas Information

Throughout this news release, Talisman makes reference to production volumes. Unless otherwise stated, such production volumes are stated on a gross basis, which means they are stated on a Company interest basis prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Barrel of oil equivalent (boe) throughout this news release is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil (bbl). This news release also includes reference to mcf equivalents (mcfes) which are calculated at a conversion rate of one barrel of oil to 6,000 cubic feet of gas. Boes and mcfes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl and an mcfe conversion ratio of 1 bbl: 6 mcf are based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

In this news release, all references to “core” and “non-core” assets and properties align with the company’s current public disclosure regarding its assets and properties.

Talisman also discloses netbacks in this news release. Netbacks per boe are calculated by deducting from the sales price associated royalties, operating and transportation costs.

The Company defines ‘‘Tier 1’’ acreage as top quality acreage with an expected breakeven of approximately $4/mcf.

Forecasted Cash Flow

This news release also contains discussions of anticipated cash flow. The material assumptions used in determining estimates of cash flow are: the anticipated production volumes; estimates of realized sales prices, which are in turn driven by benchmark prices, quality differentials and the impact of exchange rates; estimated royalty rates; estimated operating expenses; estimated transportation expenses; estimated general and administrative expenses; estimated interest expense, including the level of capitalized interest; and the anticipated amount of cash income tax and petroleum revenue tax. The amount of is inherently difficult to predict.

Anticipated production volumes are, in turn, based on the midpoint of the estimated production range and do not reflect the impact of any potential asset dispositions or acquisitions. The completion of any contemplated asset acquisitions or dispositions is contingent on various factors including favourable market conditions, the ability of the company to negotiate acceptable terms of sale and receipt of any required approvals for such acquisitions or dispositions.

Non-GAAP Financial Measures

Included in this news release are references to financial measures commonly used in the oil and gas industry such as cash flow, earnings (loss) from operations, capital spending and net debt. These terms are not defined by International Financial Reporting Standards (IFRS). Consequently, these are referred to as non-GAAP measures. Talisman’s reported results of such measures may not be comparable to similarly titled measures reported by other companies.

Cash Flow
US$ million, except per share amounts
	Three Months Ended
	June 30, 2013	March 31, 2013	June 30, 2012

Cash provided by operating activities	357	331	695
Changes in non-cash working capital	61	21	(11)
Add: Exploration expenditure	67	75	91
Add: Pennsylvania impact fee1	-	-	7
Add: Restructuring costs	11	17	-
Add: Income tax adjustments3	15	-	-
Less: Finance costs (cash)	(71)	(70)	(45)
Cash flow from subsidiaries	440	374	737

Add: Cash provided by operating activities from equity accounted entities	124	149	114
Change in non-cash working capital from equity accounted entities	(38)	(5)	(47)
Less: Dividends and distributions received from equity accounted entities	-	-	-
Add: Exploration expenditure from equity accounted entities	5	2	-
Less: Finance costs (cash) from equity accounted entities	(5)	(3)	(1)
Cash flow from equity accounted entities	86	143	66

Cash Flow2	526	517	803
Cash flow per share	0.51	0.50	0.78
Diluted cash flow per share	0.51	0.50	0.78

1.	Pennsylvania impact fee amount represents the one-time impact of the retrospective application of the legislation to wells drilled pre-2012.

2.	Includes cash flow from subsidiaries and Talisman’s share of equity accounted entities’ cash flow.
3.
Recent court ruling in Southeast Asia indicated an additional current income tax of $31 million be charged during Q2 2013.  In addition, the Company recorded a $16 million benefit from the resolution of a tax position in North America in Q2.

Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, deferred taxes and other non-cash expenses including Talisman's share of cash flow from equity accounted entities. Cash flow is used by the company to assess operating results between years and between peer companies using different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with IFRS as an indicator of the company’s performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period. Diluted cash flow per share is cash flow divided by the diluted number of common shares outstanding during the period, as reported in the interim condensed consolidated financial statements filed on July 31, 2013. A reconciliation of cash provided by operating activities to cash flow is provided above.

Earnings (loss) from Operations
US$ million, except per share amounts
	Three Months Ended
	June 30, 2013	March 31, 2013	June 30, 2012

Net income (loss)	97	(213)	196
Gain on disposals (tax adjusted)	(45)	-	(188)
Unrealized (gain) loss on financial instruments(tax adjusted)1	(193)	43	(37)
Share-based payments (tax adjusted)2	(4)	24	(30)
Foreign exchange on debt (tax adjusted)	4	(23)	(3)
Impairment (tax adjusted)	7	44	73
Pennsylvania impact fee (tax adjusted)3	-	-	5
Restructuring costs (tax adjusted)	8	13	-
Income tax adjustments4	41	-	-
Deferred tax adjustments5	58	52	55
Earnings (loss) from operations6	(27)	(60)	71
Earnings (loss) from operations per share	(0.03)	(0.06)	0.07
Diluted earnings (loss) from operations per share	(0.03)	(0.06)	0.07

1.	Unrealized (gain) loss on financial instruments relates to the change in the period of the mark-to-market value of the company’s held-for-trading financial instruments.
2.
Share-based payments relate principally to the mark-to-market value of the company’s outstanding stock options and cash units at June 30. The company uses the Black-Scholes option pricing model to estimate the fair value of its share-based payment plans.

3.	Pennsylvania impact fee amount represents the one-time impact of the retrospective application of the legislation to wells drilled pre-2012.

4.
Recent court ruling in Southeast Asia indicated an additional income tax of $57 million be charged during Q2 2013.  In addition, the company recorded a $16 million benefit from the resolution of a tax position in North America in Q2.

5.	Deferred tax adjustments largely comprise tax on foreign exchange on tax pools.
6.	Earnings (loss) from operations include results and adjustments from subsidiaries and Talisman's share of equity accounted entities.

Earnings (loss) from operations are calculated by adjusting the company’s net income (loss) per the financial statements for certain items of a non-operational nature, on an after tax basis. The adjustments include items from subsidiaries and Talisman's share of equity accounted entities. The company uses this information to evaluate performance of core operational activities on a comparable basis between periods. Earnings (loss) from operations per share are earnings (loss) from operations divided by the average number of common shares outstanding during the period. Diluted earnings (loss) from operations per share are earnings (loss) from operations divided by the diluted number of common shares outstanding during the period, as reported in the interim condensed consolidated financial statements filed on July 31, 2013. A reconciliation of net income (loss) to earnings (loss) from operations is provided above.

Capital Spending
US$ million
	Three Months Ended
	June 30, 2013	March 31, 2013	June 30, 2012

Subsidiaries
Exploration, development and other	649	569	901
Exploration expensed	67	75	91
Exploration and development spending - Subsidiaries	716	644	992

Talisman’s share of equity accounted entities
Exploration, development and other	122	130	35
Exploration expensed	5	1	-
Exploration and development spending – joint ventures	127	131	35

Capital spending for subsidiaries and joint ventures	843	775	1,027

Capital spending (or run rate or exploration and development spending) is calculated by adjusting the capital expenditure per the financial statements for exploration costs that were expensed as incurred and adding Talisman's share of joint ventures.

Net Debt
US$ million
As at
June 30, 2013

Long-term debt	4,923
Cash and cash equivalents, net of bank indebtedness	(232)
Cash and cash equivalents from equity accounted entities1
TSEUK	(41)
Equión	(60)
Total net debt	4,590

1.	Includes Talisman’s share of joint ventures’ cash and cash equivalents.

Net debt is calculated by adjusting the company’s long-term debt per the financial statements for bank indebtedness, cash and cash equivalents from subsidiaries and joint ventures. The company uses this information to assess its true debt position and eliminate the impact of timing differences.